

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2017

Via E-Mail

Kenton J. King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301

Re: Mobileye N.V.
Schedule TO-T filed April 11, 2017
Filed by Intel Corporation and Cyclops Holding, LLC
File No. 5-88520

Dear Mr. King:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T – Offer to Purchase filed as Exhibit (A)(1)(A)

Cover Page

1. While you may amend the Minimum Offer Condition at any time during the initial offering period, changing it requires amended disclosure and may require an extension of the Offer period. For example, you state that the Minimum Offer Condition will be lowered to 67% if (1) the ITA issues the Pre-Wired Asset Sale Ruling and (2) the Pre-Wired Asset Sale Resolutions and Conversion Resolutions are adopted at the EGM. Although you have noted this in the Offer to Purchase, if these events occur and the Minimum Condition is therefore altered, you must amend the Offer materials, disseminate information about the change and ensure that enough time remains in the initial offering period for Mobileye shareholders to receive and react to the new information. In addition, as it relates to the ownership percentage the Purchaser and Intel

may own after the Offer, you may be required to disseminate revised disclosure explaining the impact of this change. For example, in a non-US jurisdiction, where a bidder cannot eliminate remaining target shareholders simply by acquiring a majority of the target's shares, lowering the Minimum Offer Condition may require an explanation of the impact on Intel's ability to integrate the target company after the offer. Please revise the disclosure to affirm that you will provide shareholders with additional disclosure after any change in the Minimum Offer Condition and that you will ensure that the Offer remains open for an adequate time to allow shareholders to react to that new disclosure. (In this regard, we note that you are not relying on the Tier II cross-border exemptions, based on the cover page of the Schedule TO). In your response letter, please confirm your understanding.

2. The Purchase Agreement states that Purchaser will accept for payment tendered shares within two business days after the Expiration Date of the Offer. Payment will be made within three business days of the Acceptance Time. Therefore, it appears payment for tendered shares may occur five business days after the Expiration Date. Tell us why you believe this complies with the prompt payment requirement in Rule 14e-1(c).

3. In your response letter, clarify when Purchaser's Call Option could be exercised, with a view to explaining how the exercise of such Option (depending on when it would occur) complies with Rule 14e-5.

Purpose of the Offer; Plans for Mobileye, page 51

4. The disclosure here and elsewhere in the Offer to Purchase indicates that if certain resolutions amending Mobileye's articles of incorporation are adopted at the EGM, transfers of ownership of Mobileye's shares, including those tendered during a Subsequent Offering Period could be significantly delayed and could be burdensome and expensive because of the required involvement of a Dutch notary in the transfer process." Please explain, with a view to revised disclosure, how this would comply with your obligation to promptly pay for tendered shares under Rule 14e-1(c). In addition, disclose how long the payment process would take and how expensive it would be if these changes are adopted. We may have additional comments

5. See our last comment above. In your response letter, analyze how these fees, which will be imposed only for shares tendered during the Subsequent Offering Period, are consistent with Rule 14d-10.

6. With respect to our prompt payment comment above, provide the same analysis if the articles are amended to prohibit transfers until after March 1, 2019 and clarify whether this applies to shares tendered during the Subsequent Offering Period.

7. You state that after the Offer, "Intel or Purchaser may effectuate or cause to be effectuated, at Intel's or Purchaser's election, the Post-Offer Reorganization…" State

without equivocation, Intel's and Purchaser's current intentions with respect to a second-step squeeze out transaction to acquire any Mobileye shares remaining after the Offer is consummated (irrespective of the form of the second-step transaction). If their current intentions are uncertain, describe the factors upon which a determination as to how to proceed would be made. In addition, explain the impact on shareholders that remain after the Offer if Purchaser and Intel do not proceed with a second-step transaction.

8. See our last comment above. Provide your analysis in your response letter as to whether Rule 13e-3 will apply to any second-step squeeze out transaction after the offer. We may have further comments.

9. Disclose whether US shareholders will be able to participate in any second-step transaction(s) and if so, whether they will do so on the same terms as all other remaining Mobileye shareholders.

Certain Effects of the Offer, page 56

10. Describe the "Other Measures" referenced here that Intel may undertake after the Offer.

Certain Conditions of the Offer, page 57

11. Refer to the following statement on page 58 after the bulleted offer conditions: "The foregoing conditions are in addition to, and not a limitation of, the rights of Purchaser to extend, terminate of modify the Offer in accordance with the terms and conditions of the Purchase Agreement." All Offer conditions must be described here. Please revise to describe any conditions to the Offer not already included in this section.

12. While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to terminate the Offer "regardless of the circumstances giving rise to any such condition…" potentially renders the Offer illusory because the action or inaction of Intel or Purchaser could serve as justification for terminating it. Please revise the disclosure here accordingly.

Miscellaneous, page 61

13. While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all shareholders wherever located. See Rule 14d-10 and guidance in Release No. 33-8957 (September 19, 2008). Please revise.

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment. Therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filers are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

Please direct any questions about this comment or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions